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                                                                      EXHIBIT 23


The Board of Directors
F&M Bancorp


We consent to incorporation by reference of our report dated January 20, 1995, except for Note 19, as to which the date is January 31, 1995, relating to the consolidated balance sheets of F&M Bancorp and its subsidiary as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1994, which report appears on page 42 of the 1994 F&M Bancorp Annual Report and Form 10-K, in the following Registration Statements of F&M Bancorp: Numbers 33-39941 and 33-39942 on Form S-8, and 33-39940 on Form S-3.


Keller Bruner & Company L.L.C.


Frederick, Maryland
March 23, 1995





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